Snow Lake Expands its Lithium Portfolio with Mineral Claims near Kenora, Ontario

WINNIPEG, MANITOBA - February 8, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) ("Snow Lake" or the "Company"), is pleased to announce that it has entered into an option agreement (the "Option Agreement") with a private Manitoba company ("Manco") to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the "Muskrat Dam Project").

Highlights

  302 single cell, unpatented mineral claims totaling over 6,000 hectares
  The RFR Greenstone Belt is recommended as an exploration target by the Regional Resident Geologist for the Red Lake district due to muscovite-bearing granites and pegmatites with potential to host lithium mineralization
  Option to acquire a 90% interest in the Muskrat Dam Project upon payment of CAD$50,000 in cash, issuing 500,000 common shares of Snow Lake, and issuing 2,000,000 warrants to purchase common shares of Snow Lake at a deemed price equal to US$1.50 per common share, with the warrants vesting upon a series of milestones being met by Snow Lake
  Manco receiving a 2% NSR upon exercise of the option by Snow Lake

CEO Remarks

"This option to acquire these prospective mineral claims in Western Ontario, near the Manitoba border, continues to expand our portfolio of prospective exploration stage lithium projects near our existing portfolio of properties", commented Frank Wheatley, CEO of Snow Lake.

Option Agreement to Acquire Near Kenora, Ontario

Snow Lake and Manco have entered into the Option Agreement with respect to 302 single-cell, unpatented mineral claims near Kenora, Ontario.  Key terms of the Option Agreement are included in Appendix A.

Muskrat Dam Project

The mineral claims comprising the Muskrat Dam Project are set forth on the map below:

Geological Setting of the Muskrat Dam Project

The Muskrat Dam Project contains an airborne geophysical anomaly hosted within rusty weathering metavolcanic rocks and meta-gabbro sills containing 1 to 2% pyrite, pyrrhotite and trace chalcopyrite returning anomalous gold, copper, and nickel values.  Metamorphosed iron formations within the RFR Greenstone Belt are possibly analogous to mineralization at the Musselwhite Gold Mine.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq:LTIM with 2 hard rock lithium projects, the Thompson Brothers project and the Grass River project (together the "Snow Lake Lithium™ Project"), in the Snow Lake region of Northern Manitoba.  Snow Lake is focused on advancing the Snow Lake Lithium™ Project through subsequent phases of development and into production in order to supply the North American electric vehicle and energy storage markets.

The wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

Schedule A - Key Terms of the Option Agreement

Snow Lake and Manco have entered into an option agreement (the "Option Agreement") dated as of February 2, 2024 (the "Effective Date") on the following key terms and conditions. Capitalized terms not otherwise defined in this Schedule A have the meaning set forth in the press release to which this Schedule A is attached.

1. Project:  The Muskrat Dam Project, located in Western Ontario, near Kenora and the Manitoba border, consists of 302 single-cell mineral claims 100% owned by Manco.

2. Option

Manco has granted Snow Lake the option (the "Option") to earn up to a 90% undivided interest in the Muskrat Dam Project upon the following terms and conditions:

a) Payments on the Effective Date

i) paying to Manco on the Effective Date an aggregate of CAD$50,000 cash;

ii) allotting and issuing to Manco on the Effective Date, as fully paid and non-assessable common shares, an aggregate of 500,000 common shares (the "Shares") of Snow Lake at a deemed price equal to the 30-Day volume-weighted average trading price of the Shares on Nasdaq (the "VWAP");

iii) granting to Manco on the Effective Date, 2,000,000 common share purchase warrants (the "Warrants"), to purchase one Share at a price of US$1.50 per Share for a period of 5 years, vesting as follows:

A) 500,000 Warrants vest on the Effective Date;

B) 500,000 Warrants vest upon Milestone 1 having been met;

C) 500,000 Warrants vest upon Milestone 2 having been met; and

D) 500,000 Warrants vest upon Milestone 3 having been met;

b) Payments During the Option Period

i) Subject to Section d) below and the right of Snow Lake to terminate the Option during the option period for any reason or no reason, Snow Lake shall make the following payments (the "Payments") to Manco during the option period as follows:

A) US$1,000,000 in cash, or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of Shares calculated by dividing US$1,000,000 by the 30-Day VWAP, on the earlier of the following:

1) in the event a technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 10 million tonnes with an average grading greater than 1% Li20; or

2) on the 1st anniversary of the Effective Date ("Milestone 1");

B) US$1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of Shares calculated by dividing US$1,000,000 by the 30-day VWAP, on the earlier of the following:

1) in the event the technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 25 million tonnes with an average grading greater than 1% Li20; or

2) on the 2nd anniversary of the Effective Date ("Milestone 2"); and

C) US$1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of Shares calculated by dividing US$1,000,000 by the 30-day VWAP, on the earlier of the following:

1) upon completing a preliminary feasibility study by Snow Lake on the Muskrat Dam Project; or

2) on the 3rd anniversary of the Effective Date ("Milestone 3");

c) Work Commitment Obligations

i) Snow Lake shall incur or pay the following expenditures to improve the Muskrat Dam Project, during the option period (the "Work Commitment"):

A) US$1,000,000 on or before the 1st anniversary of the Effective Date;

B) US$1,000,000 on or before the 2nd anniversary of the Effective Date; and

C) US$1,000,000 on or before the 3rd anniversary of the Effective Date;

Qualified expenditures incurred during any period in excess of the required Work Commitment for that period will be credited and apply fully to the Work Commitment for the succeeding period.

d) Firm Commitments and Change of Control

i) The payments set out in §a)(iii), §b)(i)(A), and §c)(i)(A) above are firm commitments and must be made even in the event Snow Lake terminates the Option.

ii) If during the option period there is a Change of Control (as defined in the Option Agreement) of Snow Lake, Manco has the option to terminate the Option Agreement or cause Snow Lake to the exercise the Option.

3. Royalty

Upon the exercise the Option, Snow Lake will grant Manco a 2% net smelter return royalty over the Muskrat Dam Project, which Snow Lake may be reduced at any time down to 1.0% by paying $1,000,000.